Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Private Placement Update

Vancouver, BC – April 22, 2010: Petaquilla Minerals Ltd. (the “Company”) is pleased to announce that it has been granted an extension by the Toronto Stock Exchange (“TSX”) to May 21, 2010, for the final closing of the private placement of units announced on March 15, 2010. The Company has received expressions of interest for the full amount of the offering, and intends to diligently proceed to closing. Closing is subject to a number of conditions, including final TSX approval.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. Anticipated throughput for the project during the first year of commercial production is estimated to be 2200 tonnes per day. Commercial production commenced January 8, 2010. The Molejon mine site is located in the south central area of the Company’s 100% owned 842-square kilometre concession lands, a region known historically for gold content.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.